                     Filed by Georgia-Pacific Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Fort James Corp.
                          Commission File No. 1-7911
                        Contact Name:  Richard A. Good

--------------------------------------------------------------------------------

    Certain statements contained in this filing, including, without limitation, the existence and achievement of synergies of the combined businesses of Georgia -Pacific and Fort James, plans for future transformation and divestitures, increases in earnings predictability and future financial performance are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global and domestic economic conditions on the demand for tissue products; realization of cost savings and synergies in integrating the two businesses; the existence of financially capable buyers for businesses to be divested, changes in the production of and demand for tissue and other products manufactured by Georgia -Pacific, and other factors listed in Securities and Exchange Commission ("SEC") filings of Georgia-Pacific, including Georgia-Pacific's Annual Report on Form 10-K for the year ended January 1, 2000, Georgia-Pacific's Quarterly Report on Form 10-Q for the quarter ended April 1, 2000, Georgia-Pacific's Form 8-K dated July 18, 2000, and Georgia-Pacific's five Forms 425 dated July 19, 2000, and July 21, 2000, and other factors listed in SEC filings of Fort James.

--------------------------------------------------------------------------------

                                   GA PACIFIC
                                 July 17, 2000
                                 10:00 a.m. CDT



Coordinator    I would now like to introduce Mr. Richard Good, Director of
               Investor Relations.  Sir, you may begin.

R. Good Good morning. I'd like to mention at the outset that there is more graphic information on this transaction available on our Web site, at www.gp.com. You may be able to bring it up actually as you participate in the call. I am joined today by our Chairman and Chief Executive Officer, Pete Correll, who will lead the call, and he is joined by Danny Huff, Executive Vice President Finance and Chief Financial Officer, and Lee Thomas, Executive Vice President Paper and Chemicals. Pete?

P. Correll     Thank you, Rich.  This is a big day for Georgia Pacific.  As you
               know, this morning we announced a major step in the ongoing transformation of this company, from a resourced base commodity producer to a company that's closer to the consumer market and the customer market of higher value products.


               We've recognized for quite some time that what was wrong with this industry was vertical integration. So beginning in 1997 with the separation of our timber assets, followed by the acquisitions of Unisource, Wisconsin Tissue, and most recently, the Xerox brand, we've worked to shift our asset portfolio towards the higher value added segments of the this industry. Keeping with those earlier steps, today's $11 billion cash flow accretive EVA positive acquisition of James River, is a significant step in that direction.

               Our portfolio transformation has two distinct dimensions: acquiring the great brand names and the customer oriented businesses of Fort James, and just as importantly, divesting some commodity and non-strategic assets of Georgia Pacific. This transformation will achieve several important goals. It will grow our cash flow, improve our risk portfolio, our risk profile, strengthen our market position in our core businesses for the future, and improve the returns for our shareholders in very meaningful and measurable ways.

               This strategic realignment in no way changes our core belief that capital must leave the commodity segments of this industry.
               We're not offering our long-standing financial strategy of cash pay out when investment returns are not available. It is our business strategy that is changing, not our financial strategy.

               We've led this industry and shareholder returns since creating The Timber Company, but those returns have been inadequate. We've got to accelerate our pace of change in the direction of improving returns. We've got to focus on fewer businesses, where we can add value to the customer and where we have the competencies and the industries have better fundamentals.

               We've provided a lot of information on this transaction and our second quarter results via e-mail, as Rich said, on our Web site and by fax. Given the many bases we have to cover today, I'll limit my remarks to the strategic highlights and then open to your questions. Since our second quarter results were a little above expectations and there are no major issues in them, I'd ask that you direct your earnings question to our Investor Relation's Department.

               Given the magnitude of today's announcement, we realize this call is not adequate to deal with your questions, so we've scheduled a 5:00 p.m. meeting in New York tomorrow afternoon, Tuesday afternoon, five o'clock, at the Four Seasons Hotel. We can go through a more detailed, graphic presentation then, and then answer any questions you've got.

               Let me just deal with a couple of highlights of the deal. First of all, the timing, clearly this is a good time in the tissue cycle to buy assets. The momentum is up. Tissue prices are rising. So we believe that the future cash flows of the Fort James assets are very predictable. Secondly, we've agreed, as you know in the press release, to divest 250,000 tons of commercial tissues assets.

               We'll be telling you which assets those are in a week or so. We need to talk to our employees and get our internal shipping order to make that announcement. But the facilities are identified, and we'll make that public very shortly. We've also said we need to divest some other of our commodity and non-strategic assets. That is well underway. We've retained bankers. The work has been done, and we're starting that process. So you'll see things happen there very quickly.

               As I said, in 1997 we began a move to move this company. The first step, of course, was The Timber Company transaction. We view that as a big success. We have proven to ourselves that we do not need to own timberlands to be a major manufacturer of pulp and paper and building products. It was an expensive hedge, and since the separation, we've achieved lower wood cost for Georgia Pacific and higher selling prices for Timber Company sales. We've unlocked a lot of value already. That's a story in progress, a lot still to come, but we've returned $0.43 of every sales dollar to our shareholders in that business since the separation.

               In terms of this strategy, our moves, as I said, are based on four basic premises: higher value end of the supply chain, increased cash flows, lower risk cash flows, and improved earnings predictability. We believe all that will lead to a higher PE of a greater value for our shareholders.

               When we looked at Fort James, we clearly saw the world's largest tissue manufacturer, a leading producer in both North America and Europe, and one that we saw a lot of opportunities. As for those of you who have the financial, the slides, you will see that we do a little more for you in outlining our tissue performance. We've earned 16% compound return on capital and pulp ...over the last eight years. We've grown the business significantly above the market. We've grown the EBIT DA at a 15.3% seven year compound growth rate. It's a business we're good at. We know how to execute.

               When you look at what we did with the Wisconsin Tissue acquisition, how rapidly we have integrated that product line, the fact that we have an SAP order system up on both sides of our business, up and functioning, the fact that we've significantly reduced the SKUs. Then we saw that Fort James had not done any of that in their commercial business. We saw great opportunity.

               We also saw that Fort James was having some manufacturing problems, primarily due to Fort Howard people leaving the company. One thing we know is we know we know how to run paper mills and we know how to run tissue machines. So we're excited about the opportunity there. We believe that Fort James brings to Georgia Pacific significant marketing expertise, significant technical expertise, and an R&D capability to support that up that we believe will add value.

               As I said, we've done a number of acquisitions successfully now, Domitar, Unisource and Wisconsin Tissue. So we enter this very optimistic that we can deliver at least the synergies we've talked about. We believe there are at least $500 million of synergies in this acquisition. The graphic material specifies those. We can talk more about them later on one or one or in New York, but clearly, there's a lot of value putting these two operations together. With those synergies and this price, this is a positive EVA transaction for the Georgia Pacific shareholder, without depending on the PE jump or anything like that.

               It also adds premium towel and tissue to our mix. Northern and Brawny are well know products that sell for higher values.

               As we said, our financial strategy remains the same. Pay out excess cash if we can't find the opportunities to divest. Build a capital structure based on a bedrock cash flow case. We've set a new debt target at $9.5 billion, and we believe that we will reach that target in early 2003.

               So in summary, we believe this is a major step forward for Georgia Pacific to a less cyclical, higher value added business. We believe that when combined with the other divestitures, this moves our whole portfolio dramatically closer to the customer.
               We believe we did this deal at the right time at the right price. It will improve the predictability of our earnings and cash flow. It's accretive across the whole cycle where it will be cash flow accretive immediately. It will be earnings accretive in the second year, and of course, that's because the commodity side of the businesses are so strong right now.

               We believe with this financial discipline we'll maintain our investment grade, and keep this company positioned to deliver on the commitments that we made to all our shareholders.

               I hope this has given you some sort of a feeling of the strategic context under which we've been operating. I suspect that most of your questions will generate around the logic and the background of this, and I've got Danny and Lee here to help me. So we'll just take your questions now.

Coordinator    Our first question comes from Chip Dillon from Salomon Smith
               Barney.

C. Dillon      Yes, good morning.  I had a couple of housekeeping type
               questions. First of all, is there a breakup fee? The second question was, on the new debt target, is that for the corporation or just for the group? Does this mean you would not be buying back stock until you get down to this $9.5 billion level? Then the third question is if you could just give us a little bit more detail of what you plan to divest, outside of the 250,000 tons of tissue.

P. Correll     There is a breakup fee of $125 million.  There is also a reverse breakup fee of $125 million. The $9.5 billion debt target is for the group, and yes, we won't be buying back shares until we get to it. I think all we ought to say about the divestitures, Chip, is that we're moving to divest commodity based businesses and non-strategic business, and things are underway to get that done and deliver on it. I don't think it's productive for us to say anymore right at this minute.

C. Dillon      Of course, without being specific, can you give us a magnitude of kind of range, if you feel you can, of how much in proceeds we're talking about, and could that impact when you get to this $9.5 billion level? In other words, can you get there sooner, or do you have a number in mind that you need to hit in order to get to this $9.5 billion level by early '03.

P. Correll     We think we've been conservative in that estimate of getting to that target by 2003, but we're not comfortable with giving a range of what we're estimating on these assets sales at this point. We've tried to be conservative on it.

C. Dillon      Okay, thanks.

Coordinator    The next question comes from Francis Lu from UBS Warberg.

F. Lu Hello, a couple of questions. The first is, can you address the anti-trust sort of issues, and specifically perhaps if you could provide some color on your key market shares. It looks like you have a very strong position in the away from home market; it looks like maybe 55/60%. So if you could perhaps talk about your position there, as well as in the consumer segment, and sort of address, I think your comfort level with the anti-trust procedure.

P. Correll     I think the best way to address it, Francis, is to tell you that we've retained the best anti-trust council in this country.
               Names you would recognize if I told you, represented by more than one firm, and we're absolutely assured that we can consummate this transaction in a way that is accretive to our shareholders and is value added. So we believe we will complete the transaction in a way that is pleasing to everybody.

F. Lu Okay, and then the other question I had was in terms of whether you've identified if there's any potential for rationalization of any of the tissue capacity, in terms of the combined basis?

P. Correll     Have we identified a buyer?

F. Lu No, sorry, whether there is any room for capacity rationalization.

P. Correll     Yes, sure, they have 40 some tissue machines, and we've got 20.
               So there's a lot of opportunities there, Francis. We just need to get into each mill and be sure we know what we're doing.
               There are going to be some opportunities.

F. Lu Okay, and do you think that any rationalize processes would still end up with similar volume to what you have at this point in time, or could there actually be some down sizing of volume, resulting in a more efficient production base overall?

P. Correll     Well, I think what's going to happen is when we bring Georgia
               Pacific's manufacturing skills to these assets, we're actually going to see production start to grow, which is going to put more pressure on us to shut down some more little capacity. Plus, with this kind of market position and the reaction we're already getting from our big customers, who are saying, "Great, we want to grow with you," I think it's just too early to predict. One thing I know is we'll make more every hour on every machine, and we'll probably end up running these machines less hours.

F. Lu          Okay, thanks very much.

Coordinator    The next question comes from Rich Snyder from Paine Weber.

R. Snyder      I was wondering if you could talk about the sale of assets, and whether, especially in this rising commodity area, that these sales will probably be dilutive?

P. Correll     Will it be dilutive? Yes, absolutely.  I mean, if you ever sell a pulp business when pulp is $800 a ton, by definition it's dilutive.

R. Snyder      Okay, so then the dilution that we're looking at in the first year could be even great because of the sale of assets.

P. Correll     I think that's entirely conceivable.  I mean, good golly, in a business like pulp, you've got to look at whether it's accretive or dilutive over the long-term. When you only make money one year out of seven, Owen Cheatem used to say, "You have to shoot the duck when it flies by."

M Let me just add to that. A lot of what we're talking about here in this transformation has to do with timing. As you know, anybody who has made money in this industry has done it by buying at the right time and selling at the right time. The major producers haven't done a very good job of doing that. That's kind of what our approach is going to be going forward.

R. Snyder      Okay, as you would look at it, do you see a fair amount of dilution with the sales of these assets? Can you replace some of this with some of the cost cutting and the synergies that you...?

P. Correll     The synergies should far outweigh any dilution from assets sales, let's put it that way.

R. Snyder      Okay, and could you talk about cap spending plans for the
               combined entity? Fort James has kept their cap spending at fairly high levels, around $550 million.

P. Correll     Their view to us, and of course, we haven't been through each mill to know what it is, but their view is that their spending could and will trend down, and that they will come down to a level about $100 million below that. Clearly, we're committed to hold our capital spending to below depreciation, and I'm not knowledgeable enough yet about their facilities to comment on that.

R. Snyder      Okay, and then they've made a lot of indications that they may go along with a new machine on the West Coast. What is your views on that? Would you subscribe to that?

P. Correll     Well, we need to understand it and evaluate it and weigh the need for it or the logic behind it, compared to the capacity increases we know we're going to get in their other facilities and our facilities as a result of this merger.

R. Snyder      Okay, and just how are you planning to position brands?  I mean like Angel Soft versus Northern Tissue, and some of the different situations in the away from home area? Is there going to be some repositioning of brands and what target markets you're looking at?

L. Thomas      Rich, we think there's a real opportunity for repositioning brands. We think a good, better, best strategy is going to work well, both in tissue as well as towels. We've looked at their Quilted Northern as a good premium product. Our Angel Soft as a good mid-tier product, and then a good value product where we'd probably going to take their Soft N' Gentle and rationalize with our Coronet.

               We think over on the towel side, we'll have a good combination with their Brawny, our Sparkle and their Mardi Gras. We think it will actually end up with quite a bit of additional margin for us in terms of some of those products on our southern machines. We also think that this is going to give us a real opportunity for optimization on grade loading across our machines.

               The same is true when you look at away from home. They had not made the progress on away from home in terms of base sheet rationalization that they felt was possible. We certainly agree with that. When we look at that across our machines we think there is real opportunity there for us. So we see good product synergies in terms of how we'll position the brands both in retail and then away from home.

               The other thing that is very good is that they are very strong in private label and we're not. We've really not in the private label business. We think there's a real opportunity for growing private label with this combined capacity. The other thing is, they've been very strong in the club channel, as a matter of fact, about 25% of their retail business, and we've not been in that channel at all. So we think there's a real opportunity there for our retail brands in the club channel. So it looks to us like it's going to be a very good fit and give us good synergies on the brand side.

R. Snyder      Just following up, last question, Lee, could you breakout the
               $500 million in synergies?

L. Thomas      I'd tell you could look at it in kind of three big categories.
               We've got what I would call overhead or SG&A kind of category, and that's about $150 million. Then in what I'd call manufacturing and logistics, that gets everything from increased yield and throughput all the way down through purchasing and how we're going to deal with raw materials and shipping and some of the freight optimization. That's about
               $175 million. The product category I was just talking about, probably another $175 million. We're looking at that as synergies that would be fully developed over a three year period of time.

R. Snyder      What is the timing then?  Do you get half of this in the first year?

L. Thomas      Actually, I think we're going to get half of it by the end of the second year.  So that's about a year and a half.

R. Snyder      Okay, thanks a lot.

Coordinator    The next question comes from Matt Burler from Morgan Stanley Dean
               Witter.

M. Burler      Good morning and a couple of quick questions here.  Can you discuss the complexity issues, and I guess what you've learned in your due diligence process that gives you comfort that you can take on the merger of your tissue business with theirs? I think it's pretty well known that Fort James had a little bit of difficulty accomplishing the merger of Fort
               Howard and James River. I know some of the Fort Howard people left, but maybe you can just share with us some of your due diligence findings that give you comfort.

               Then secondly, on Unisource, I take it that there is some distribution synergies between Unisource and Fort James, and maybe you could discuss that with us, please.

P. Correll     Well, Matt, what we found in due diligence was three things.
               Number one, that they had not done the product rationalization on the commercial side. We have just been through that with Wisconsin Tissue, and as you know, we did it in six months. It's done. 25% of the SKUs are gone, a lot of synergies. They'd say it's a centralized order system. It's over. So the fact that they had not what we had already done raised our confidence level, because obviously we knew we could do it because we had just done it.

               Secondly, their order entry system is an older system with a lot of opportunities. As you know, we're up live on SAP on both consumer and commercial. They work, and we're taking orders and shipping stuff. The benefits are there. So that left us with a lot of encouragement.

               Thirdly, as I said, the productivity in the Fort Howard facilities have fallen off. We were aware of the executives that moved, but until you get down at the mill level, you're not aware of how many superintendents and people like that have left. We know a lot of them have left because we hired them to start up the Fort Hudson operation. We're absolutely convinced that we can go in there and fix that. We know how to do that. We do that for a living. I think we're recognized as one of the best mill operators in this industry. So those three things really gave us confidence that we can drive these synergies quickly.

               Then as you said, Unisource, of course, I think they are Fort James' biggest customer, or one of them. They are a lot of synergies there, a lot of opportunities, and we're very encouraged about that. That's going to be a big asset to us as. The other big asset is we know what their market position is. We don't need to speculate because we're selling it.

M. Burler      Pete, just following up on due diligence, last year, Fort James talked about a $50 million hiccup related to their warehousing and distribution problems. Did you get comfort, I guess you did, that those problems were behind them and that that's going to swing around?

P. Correll     Well, luckily they are not behind them but they are well underway to being behind them. The solution is right, and they are going to get it. So we're very comfortable that it's going to be fixed, but it's not fixed as of this minute.

L. Thomas      Matt, this is Lee Thomas.  There were two big components to it that are actually coming online. They are putting a big new distribution center down out of Savannah and they are doing another one over in Alabama, that are basically coming online now. That is a big part of the solution there. We also took a close look at the progress they had made over the course of this year versus last year, and actually working through the out of pattern shipment issues they had and their excess warehousing and freight cost. They've made pretty good progress.

               As Pete said, they still have a ways to go. We've spent a lot of time on that in our own operation and have a good feel for how to deal with it. We feel good about, one, the direction they've started, some of the new assets they are bringing on, and also our ability to get the full realization of those benefits.

M. Burler      Then lastly, Pete, Fort James obviously has a very big European business. Can you share with us your thoughts about how that fits into your longer-term strategy? Do you want to hold onto that business, or is that potentially a better fit with another existing European tissue company?

P. Correll     Well, what we want to do, Matt, is understand that, get in there.
               Clearly, its returns have not been adequate. Their market position in some countries is really powerful. I mean, they have the number one brand and franchise in France, for example. They are big in the UK, the number one or two producer. We need to understand that. We are getting from our own customers, especially people like Wal-Mart who are saying, "Go international with us."

               We've always said we didn't want to be in international markets unless our customers took us there or we had a franchise that took us there. This one has one going there. Now we have to understand, can we generate an adequate return, or is it worth more to somebody else? We're going to be on that with both feet.

               I would not look for a short-term decision. We need to understand it, which we don't. We have not been to those facilities. We have just looked at the financial data and talked to their people, who appear to be very competent, upbeat people, but the results are there.

M We've acquired an option there. We have to figure out how to maximize the value of.

P. Correll     Right, that's well said.

M. Burler      Okay, thanks, guys.

Coordinator    The next question comes from Amy Chasen from Goldman Sachs.

A. Chasen      I just wanted to know what if you could tell us how you see the landscape shaping out once you do all of the potential divestitures in terms of market share in the US, both in the away from home and the retail business?

P. Correll     I look for us to be the biggest tissue producer in the away from home and the consumer segment.

A. Chasen      I think your away from home market share in the US of the
               combined companies is close to 50%. I just wanted to know where you see that ultimately shaping out.

P. Correll     Well, we're not sure, in fact, we are sure that the US is not a market. That North America is the market, because tissue rolls move aggressively across both borders. So the market is certainly not United States, it is North America. Our shares are not that big in all of North America. We believe that when we finish negotiations with the Justice Department, we'll be the largest tissue producer in North America.

A. Chasen      Can you tell me what that market share is right now?

P. Correll     No, but the Justice Department might do it.

A. Chasen      All right, thank you.

Coordinator    The next question comes from Linda Leberman from Bear Sterns.

L. Leberman    You talk about reduce the cyclicality and get out of the more cyclical businesses. Could you just comment on where the uncoated free sheet business is in your mind? Does that fall into the category as one of the more cyclical business that might be considered for divestiture at some point?

P. Correll     Well, sure, it might be considered if we're wrong, but right now it fits in the category of with the Xerox deal and with the Unisource deal and with our investment strategy of spending significantly less in depreciation, that we can convert that into a much, much better business in the future. If we're wrong, then you're right. History says it belongs to the other category, but we're committed to making the future not like the history.

L. Leberman    Okay, I guess as a follow on, I mean the brown side of the business, does that come into the category?

P. Correll     No, as you know, we have rapidly integrated that business.
               That's one business we can measure our performance cleanly versus others, because there are so many pure companies plus everybody's segment reports. We know for sure that we're either number one or number two in return on investment of that. We...on a quarterly basis. I think that business is part of Georgia
               Pacific's portfolio and ought to stay there. We ought to search for opportunities to increase value there.

L. Leberman    So we really should be thinking pulp businesses, pulp mills in terms of reducing cyclicality.

P. Correll     Well, there are other products.  We make other things that are relatively cyclical on the other side of the business.

L. Leberman    Anything specific?

P. Correll     Like I've said, we've got things underway.  We've got investment bankers hired. We've got processes underway, and when we have things to show you that we can stand up and say, "We did it," we'll show it to you.

L. Leberman    Okay, and just lastly, I know the second quarter isn't the real focus right now, but can you just address the working capital issue that's been talked about in the second quarter? Kind of where you are on it, how much of a handle you have on it, and how much you think we can get it down going into the third quarter?

D. Huff Yes, the working capital is higher. You've seen it. Most of that in this quarter has been uncoated free sheet at Unisource, which is uncoated free sheet. We are addressing that now with down time, but there is a broader issue there that has to do with the processes that go through the company, that we have a major initiative going on now with an outside outfit that we're working with. We have great hopes and actually some commitments that we're going pull working capital down pretty rapidly it the second half of the year. It has to do with payables as well as the receivables in inventory.

L. Leberman    Okay, but if you look at it, the bigger area of where it
               ballooned up was Unisource side of it.

L. Thomas      One thing that went on with Unisource is we took on several new product categories at Unisource. We knew that as we went into it. Particularly on the coated paper side of things, we took on a new sappy coated line, we took on several other coated lines.
               Additionally, when we acquired Unisource, their inventories had gone too far down in terms of service levels on uncoated free sheets.

               So Danny is right, basically, the inventory is up as far as Unisource is concerned. It's up too high overall when you look across our manufacturing and Unisource. We're dealing with that through a significant amount of down time.

D. Huff We're also working on the receivables in Unisource, which as you know has been an ongoing effort. We have a process in place now to address that as well.

L. Leberman    But who now is kind of overseeing and responsible for Unisource?
               Who going forward to make this all happen is going to be the point person?

P. Correll     Well, it's still Chuck Gifano, who is President of Unisource.
               Right now, Chuck reports to Lee but we're going to begin a transition of moving Unisource over to Clint Kennedy, as Lee spends all his time on the Fort James and tissue businesses.
               Danny's the newly appointed czar of working capital, and we've got a lot going on, and I think all of you are going to be shocked at how much working capital comes out of Georgia Pacific over the next six months.

D. Huff Actually, Matt Tysor, who is the CFO of Unisource, is the one who's the focal point on the working capital issue. He's got it well in hand right now. He and Jim Turrel, who is our Controller, Jim Turrel is in control of this project that we have underway that's kind of company wide. The first initiative in this company wide process is Unisource receivables, inventories, and then the payables on the other side. The payables is where there is a real, we think a quick hit, low hanging fruit, because frankly we've been way to kind and gentle to our vendors.

L. Leberman    Okay, and you mentioned Clint Kennedy.  Can you say that again?
               What is going to be his area of responsibility now, from what?

P. Correll     Well, Clint has got today market pulp and container board and our corporate wide marketing effort. Lee is going to give Clint white paper, and over time, Unisource. Steve McAdam, who has been with us two or three years--I don't know that many of you know him--will be running our container board business, and he's also going to take over our corporate purchasing effort, and he'll report direct to me.

L. Leberman    Okay, thanks very much.  Good luck with all of this.

P. Correll     Thank you, Linda.  We'll need it.

Coordinator    The next question comes from Mark Winetraub from Goldman Sachs.

M. Winetraub   Hello, three quick ones.  First, thinking through the pulp side of the equation, is the direction going is that you feel that even thinking about the tissue business, you don't need to be integrated into it other than in those facilities where it's onsite?

P. Correll     Well, they buy about 400,000 tons of pulp total.  In any
               divestiture strategy, you can imagine for us, because of where we make pulp, we'll have more market pulp than that. So we will insulated from the pulp cycle, if that's what you're question is.

M. Winetraub   Yes, and second, what would kind of be an initial number for goodwill to be using?

D. Huff        I think the total number 7.2 billion.

M              182 annually.

M. Winetraub   Lastly, in terms of the IT platforms at Fort James, how do you imagine that integration process with the SAP systems you have?
               How is that going to proceed, and is that going to be a fairly costly process?

P. Correll     No, it won't be costly.  It will high return.  We've got the systems up and running.  We're just not going to go real fast.
               We want to be very sure
               that we know what we're doing, but we know that we have SAP systems working in both our consumer and our commercial businesses.

M There also is quite an opportunity because of our SAP systems with our human resources and payroll systems and our financials. They've got SAP in those categories. We'll be able to integrate fairly quickly on the back office part. One, we don't think there is going to be expense. We think there is going to be opportunity here for synergies. So we look at this as a good thing on the system side.

M. Winetraub   Okay, what I meant is, is there going to be a lot of expenditures up front? Obviously, you hope to get good returns on those expenditures.

P. Correll     No, because we've already got their systems in place.

Coordinator    The next question comes from Mark Wild from Deutsche Bank Alex
               Brown.

M. Wild Pete, I've got three questions. First of all, I'm wondering if you could just talk a little bit more about Fort James as a turn around situation. You talked about some things that are going to be entailed here, but I wondered if you could talk about other issues like whether or not you're going to have to bring in new staffing, anything to help you on the marketing side, things like that?

P. Correll     No, we've been impressed with the Fort James people we've met at the operating and marketing level.  Now we haven't met many.
               We're very impressed with the people at Dixie Cup, that they've got their acts together. We've very impressed that Europe, as the business is running. We're impressed with both the people and the reputation of most of the people that we've met on the domestic system. We think the opportunities that will exist are primarily on the manufacturing side. We're deep there and we are good there.

M. Wild The second question I had is the amount of capital that's still going into the tissue business. It seems like the other big players in the industry are still investing in new machines, even though the market seems to been a little over supplied recently. Does that concern you?

P. Correll     Sure, but the market growth rate demands a couple of big machines a year. A lot of us have got little machines that need to come down. So it concerns me, but I don't think tissue is ever going to become a 95% operating rate business. I believe it's a brand business. If you look a the price curves of tissue, you find that when it gets a pulp shock it takes it a while for recovery. In the marketplace, conversely, when pulp collapses it takes them a long time to give it back. So we feel good about the outlook for the tissue business.

M. Wild So you would say the industry though, is going to do larger machines. You're going to go in and you're going to have to continue to knock some of these small machines out?

P. Correll     Absolutely.

M. Wild Finally, Pete, to come back to this issue about sort of some of the offshore markets like Europe and elsewhere, it does seem to me, if you look at your situation in tissue now, you've got a very high market share in North America. It's a fairly mature market here, with relatively low growth in North America.
               Doesn't that ultimately mean if you're going to take this tissue business beyond just a turnaround situation, that you're going to have to go within the more and more offshore markets over time?

P. Correll     Yes, but what we need to do is be sure that we can do that with a high return. That's why we've got to understand Europe before we make any precipitous decision, because they are in a lot of countries in Europe, some of which are very high growth developing markets. That's why we're saying we have to go slowly, and I hope that we find an opportunity. But we're going to go slowly and decide what makes sense.

M. Wild        Okay, thanks, Pete.

Coordinator    The next question comes from Cathleen Reid from Merrill Lynch.

C. Reid Good morning, just a quick question. Could you please discuss any pricing or promotion plans you have for some of the North America consumer tissue categories? In particular, bath tissue since excluding any anti-trust, you would now become the market leader in that category.

P. Correll     Well, there's very little I could say about that.  Right now we're still fierce competitors. We're going to stay fierce competitors until the day we'll merge, and we're going to promote
               Sparkle and Angel Soft aggressively like we've been going. I'm sure they'll continue to do the same. After that's over and we merge, as Lee says, we think there's a wonderful product rationalization story here. We'd be able to talk about that more once we owned it.

C. Reid Okay, and just any anticipated price increases in any of those other categories, given increased pulp prices?

P. Correll     Well, we're increasing tissue prices now.  We have pulled the pulp price through in consumer. It's pulling through more slowing in commercial, but it's pulling through. June prices were more encouraging than May, and we feel good about it, but that doesn't have anything to do with transaction. Factually, we are pulling through the price increases.

C. Reid        Okay, great, thanks.

Coordinator    The next question comes from John Linehan from Tero Price.

J. Linehan     Good morning, I had two questions for you, Pete.  The first is, if you look at Georgia Pacific, I think it'd be fair to characterize it as a paper company, commodity paper company.
               Fort James has got clearly the away from home, which you categorize that way. There is a very strong retail element to Fort James, which requires a lot of marketing expertise. I was wondering, going forward, do you believe that you have the in-house expertise to manage Fort James brands, or do you believe that the Fort James people offer that to you?

P. Correll     I believe it's a combination of that.  I believe the fact that we've taken Angel Soft from a brand nobody ever heard of in 1988 and made it the number two bath tissue brand in the United States says we know a lot more about brands and marketing than given credit for. If you walk through a Home Depot or a Lowes store and look at how Georgia Pacific is positioned--but I believe Fort
               James brings a wonderful infusion of high talent in that area that we intend to entice to stay with us and capitalize on it.

J. Linehan     Then the second question is, you've talked about the new debt targets and the lack of share repurchase until 2003. Can you talk how this deal impacts The Timber Company and their share repurchase program?

P. Correll     We haven't sorted that out.  The answer is, I don't know the answer to that. Our board has not dealt with that. We formally meet for the first time as a board August first, but right now
               The Timber Company is out of the market.

J. Linehan     Until that board meeting.

P. Correll     Yes, until we sort through this.  Yes, sir.

J. Linehan     Okay, thank you very much.

Coordinator    The next question comes from Turrell Armstrong from the Ohio
               Teachers.

T. Armstrong   Hello, my question is, we've talked about the manufacturing skills. What about the distribution side of the equation, given the issues Georgia Pacific has had in the past with distribution?
               As second question, given the knowledge of its facilities, what surprises do you estimate? Are there any surprises on the horizon with regards to your estimates to the synergies?

P. Correll     Well, I think our track record on building products distribution is suspect, at best. I think our track record on paper and tissue distribution is excellent. We bought Unisource and we've turned it around. So I think we bring skills there. I'm embarrassed about building products but proud about pulp paper distribution. Sure, we'll find some surprises on the mill side, but this is a very open industry. We, I think, have a very good understanding of what the opportunities are and where they are.

T. Armstrong   Okay, thank you.

Coordinator    The next question comes from Bill Reid from Merrill Lynch.

B. Reid Yes, hello, I was wondering if you give us a quick overview of where you might stand with the rating agencies at this point? I know you've said it already, but just sort of a case you're presenting to them for an investment grade, maintaining the investment grade ratings, which is obviously important to you.

D. Huff We have met with the rating agencies. We have talked to them in confidence several days, obviously prior to this, so that this would not be a surprise to them. We also, when we met with them, told them that it was critical to us to maintain our long standing promise to the debt markets, which was that we're not going to put the company under stress. We're going to maintain investment grade, and that's how we constructed the transaction, which is why as distasteful as it was to all of us to have to issue any equity at all in this transaction, is why we did $1.5 billion of equity to get this deal done.

               So we've met with them. Obviously, they have not had a chance yet to normalize their opinions, but we are fairly secure that we will remain investment grade because that is the whole approach we've taken to the transaction.

B. Reid Then the follow on, in terms of to get the debt down quickly into the sub $10 billion level, is going to be then a combination of cash flow and asset sales?

D. Huff        That's correct.

B. Reid        Okay, great, thank you.

Coordinator    The next question comes from Amy Sung from Salomon Smith Barney.

G. Fullum      Just as a follow on to Bill's question.  This is Gene Fullum from
               Salomon, and I'm the paper and forest products analyst here.
               What if the agencies come back to you with a no go, and feel that there is a very strong likelihood of downgrade to non-investment grade? Is this deal then off from your perspective, or do the strategic advantages going forward outweigh a possible downgrade to non-investment grade?

D. Huff I think the answer to that is we will work with the rating agencies to make sure we do maintain the best credit over time.

G. Fullum      Okay, so you would then alter the terms, the deal, in order to do that?

D. Huff        No, we may alter the terms of our target...

G. Fullum      Within the confines of keeping an investment grade rating?

D. Huff        That's correct.  There aren't any financing outs in this deal.

G. Fullum      Could you elaborate on that please?

P. Correll     Well, I mean we can't alter the deal.  We've got a deal.  So what we would have to alter, as Danny said, is what it was that made them reach that decision, although we don't think that's a decision they are going to reach.

D. Huff There are two things, obviously that are the concern here. One is the debt target and one is the how ever long it takes us to get there. Those are the two issues we have to work with.

G. Fullum      Understood, thank you very much.

Coordinator    The next question comes from Mark Connelly from Credit Suisse
               First Boston.

M. Connelly    I just wanted to get a small clarification that you have not yet decided who will actually be running the retail tissue system?
               Secondly, I wanted to come back to your comments about private label. Private label has been, from our perspective, the toughest question for Fort James to answer. As you correctly note, there is probably going to be some good growth in private label, but it's going to come out of the pockets of branded players. Do you think that Fort James is well positioned to hang onto that, or are they potentially the weak link in the branded product, and you're basically just going to be swapping like for like?

P. Correll     Two things, number one as I said, the whole Fort James
               organization plus our tissue business will report to Lee Thomas, which is he'll have Dixie, Europe and North American tissue, and Mike Barrant, who works for us and runs our tissue business, will run North American tissue.

M. Connelly    Will he be directly responsible for the retail business that you're picking up, or is there going to be somebody else under him taking on the whole of the Fort James tissue?

P. Correll     There will be a retail guy and a commercial guy and a club guy, etc.

M. Connelly    Okay, but you have not decided who the retail guy is yet?

P. Correll     No, we're still going to sort through all of that.  We've got strong people. They've got strong people. Mike's got some tough choices to make. In terms of the brands, we feel very strongly that we can put together a brand portfolio here that has equity with the consumer and will survive, and that the clubs will harvest brands, but not these brands.

D. Huff And that we'll continue to be very strong, and we think they are very strong in the private label business.

M. Connelly    Okay, so you think its going to be somebody else's brands that come out the losers?

D. Huff        That's right.

M. Connelly    Thank you.

Coordinator    The next question comes from David Sotnick from Credit Suisse
               First Boston.

D. Sotnick     Hello, just quickly the debt issue, at $9.5 billion, that is the number for the group, correct?

P. Correll     That's correct.

D. Sotnick     You get to that $10.5 billion, which is about equal to the existing debt levels of the two companies right now?

P. Correll     That's correct.

D. Sotnick     So you'd be paying down the incremental.  I'm guessing if you were to come to the bond market for some short-term needs, it would be fairly short-term maturities in terms of the paper you would need, if not fully financed by the banks?

D. Huff That's correct. One of the benefits we have is, the nature of the existing GP debt portfolio, as you know, is very long-term. The intermediate term that's required for this fits nicely within the buckets that are open, so that there is not a lot of refinancing risk along the way, once we take out the initial capital markets bridge.

D. Sotnick     Okay, and the last thing, any way we could look at what the, through asset sales, what sort of mid-cycle EBIT DA would be lost? I mean, are you looking at maintaining any sort of debt to EBIT DA targets, because it would come out to about two and a half times where you were before, and after, once asset sales are done, you base case cash flow analysis.

D. Huff Let me put it to you this way. I think the best way to say it is that we feel that we have very strong Bbb type ratios today when you look at coverages. In fact, if you look at 2000, obviously this is a very good year in the history of GP in terms of our numbers. We think that once we get to the $9.5 billion debt target, based on the cash flows we expect out of the business, that those coverages numbers will be the same or better.

D. Sotnick     Great, thanks a lot.

Coordinator    The next question comes from David Woodiap from Harris Bank.

D. Woodiap     I gather you're expecting a 40 year amortization of goodwill.
               I'm just wondering how confident you are of being allowed to do that by the SEC. They seem to be very reticent.

P. Correll     We're highly confident on that one, David.

D. Woodiap     I just had another question too on the earlier question about the share repurchase by The Timber Company.  If the board decides The
               Timber Company cannot continue to buy back shares, just the classical type of conflict of interest?

P. Correll     I would ask you to stay tuned.  I think you will not be
               displeased with the outcome of The Timber Company.

D. Woodiap     Okay, one final housekeeping matter, is there still going to be the Wednesday conference calls to discuss the quarterly results?

M              No, David, there are not.

D. Woodiap     It looks like you're going to be busy in the Investor Relations
               Department.

M              Yes, that's right.

P. Correll     Well, we'll be in New York for the meeting and we'll be
               available.  We're not planning another conference call.

D. Woodiap     Okay, thank you very much.

Coordinator    The next question comes from Anna Tarma from Merrill Lynch.

A. Tarma Good morning, two questions. First of all, can you talk a bit from the customer perspective as to whether you expect a lot of customer cannibalization? Secondly, from an anti-trust perspective, if you need to do further divestitures above the 250,000 ton level that you've announced, at what point do you reach a walk away point from the transaction here?

P. Correll     On the latter point, I don't think it's productive for me to speculate any more on the divestitures to get this deal done, other than to just assure you all that we've had good advice and we know what we probably to do. We're prepared to go do it. It will be value adding when we get it done.

               In terms of customer cannibalization, no. These two companies, both of us have been selling to buyable high growth customers, and we think we can offer a better proposition to all of our customers. The initial customer reaction we're getting would support that, because that's what they are saying as we're calling them as we speak.

Coordinator    We have a follow up question from Francis Lu from US Warberg.

F. Lu Yes, just one question, sort of on going forward and thinking through some of your objectives to get more stable cash flows, and to have that reflected in the higher multiple. To the extent that the business remains somewhat diversified in terms of the product lines, if that didn't perhaps result in a higher multiple which reflected the value of the tissue business, could we at some point perhaps see something along the lines of another spin off or...stock, specifically focusing on tissue? I think it's something that you've referred to, perhaps not in great detail, but as a concept previously.

P. Correll     Francis, one should never say never, but I'm about letter stocked out.  I think tissue will represent a third of Georgia Pacific.
               That's a pretty big
               thing, and still with some international opportunities, etc. So the answer is never say never, but I doubt it.

F. Lu Okay, and it has a cap in terms of the upside on Fort James, but it doesn't have a floor. Any particular sort of rationale for that that you can provide some color on?

P. Correll     We weren't going to issue anymore than 54.5 million shares.

F. Lu          Okay, thanks.

R. Good Thank you all, and I'm sure many of you we will see again tomorrow in New York. I'd just like to close that certain statements contained in this release, including without limitation the existence and achievement of synergies and the combined businesses of Georgia Pacific and Fort James, plans for future transformation and divestitures, increases in earnings predictability, and future financial performance are forward looking statements based on current expectations.

               The accuracies of such statements is subject to a number of risks and uncertainties and assumptions, including, but not limited to, the affect of general and global and domestic economic conditions on the demand for tissue products. Realization of cost savings and synergies in integrating the two businesses, the existence of financially capable buyers for businesses to be divested, changes in the production of and demand for tissue and other products manufactured by Georgia Pacific, and other factors listed in the SEC commission filings of Georgia Pacific and Fort James. Thank you all and good afternoon.